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                                                                 EXHIBIT (A)(7)

ARMSTRONG WORLD INDUSTRIES TO ACQUIRE TRIANGLE PACIFIC CORP. FOR $55.50 PER SHARE IN TRANSACTION VALUED AT $890 MILLION

--Transaction Will Make Armstrong the World Leader in Wood Flooring--

LANCASTER, PA, AND DALLAS, TX, JUNE 13, 1998 -- Armstrong World Industries, Inc., (NYSE:ACK) and Triangle Pacific Corporation (NASDAQ:TRIP) announced today that they have signed a definitive merger agreement for Armstrong to acquire all the outstanding shares of Triangle Pacific Corporation at a price of $55.50 per share, or a total of approximately $890 million in cash on a fully diluted basis. Triangle Pacific is the leading manufacturer of hardwood flooring products and a substantial manufacturer of kitchen and bathroom cabinets. Including the assumption of Triangle Pacific's net debt of about $260 million, the total value of the transaction will be $1,150 million.

Following the combination and the completion of the pending acquisition of DLW, Armstrong will become the world's leading manufacturer of hard surface flooring.

The transaction has been unanimously approved by the Boards of Directors of both companies. Armstrong will commence a cash tender offer for all outstanding Triangle Pacific shares for $55.50 per share within five business days. The offer is contingent upon a majority of the shares on a fully diluted basis being tendered and other customary conditions. Certain principal stockholders of Triangle Pacific have agreed to tender their shares into the offer (representing approximately 35% of Triangle Pacific's outstanding common stock on a fully diluted basis). The tender will be followed by a merger in which any untendered shares will be converted into the right to receive the same price in cash. The agreement is not subject to any financing condition, and Armstrong has already received bank commitments from J.P. Morgan, Chase Manhattan, and Bank of America.

George A. Lorch, Chairman and Chief Executive Officer of Armstrong, said, "Triangle Pacific is one of the best companies in the building materials industry, and this acquisition will mark a major addition to Armstrong's core flooring business. Together with the announcement just last week of our agreement to acquire DLW, the third largest flooring manufacturer in Europe, Triangle Pacific will make Armstrong the preeminent manufacturer of flooring products worldwide. Importantly, both announcements reaffirm our commitment to be a major force in the consolidating global building materials industry.

"Hardwood flooring comprises 7 percent of the U.S. flooring market and is one of the most rapidly growing segments. Hardwood flooring is increasingly being chosen by residential purchasers willing to spend more in order to obtain wood flooring's beauty and durability. Triangle Pacific is clearly the leader in this area, with its highly regarded brands, outstanding manufacturing technology, low cost producer status, broad and innovative product line, and its excellent reputation for value and service."

Triangle Pacific sells three types of flooring products--solid hardwood, engineered hardwood, and laminate--which together account for approximately 72% of its revenues. Its brands include Bruce, the leading name in hardwood flooring, as well as Hartco, Robbins, Premier, and Traffic Zone. In total, Triangle Pacific accounts for approximately 46% of the U.S. hardwood flooring

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segment. Triangle Pacific is also a substantial manufacturer of cabinets for kitchens and bathrooms, targeted primarily toward the relatively higher-end, single-family and multi-family markets. Cabinets account for approximately 28% of Triangle Pacific's revenues.

Lorch said, "Triangle Pacific has also been guided by an outstanding management team, led by Floyd Sherman, and we are pleased that they will join the combined company."

Mr. Sherman, current Chairman and CEO of Triangle Pacific, will play an important role in developing and implementing the growth plan, and will become President, Wood Flooring and Cabinet Operations at Armstrong, reporting directly to Armstrong's Chairman and CEO.

Lorch continued, "The combination of Armstrong's and Triangle Pacific's strengths will provide an excellent strategic platform for additional profitable growth. Armstrong will support Triangle Pacific's future growth consistent with their current plans. In addition, significant new growth opportunities exist in the commercial and international markets, and we expect to capitalize on Armstrong's existing presence in these markets. Internationally, for example, particularly in Europe, Canada and Japan, wood generally commands a much higher share of the flooring market than in the U.S.

"In addition to the sales opportunities, we will also be able to achieve significant cost savings in logistics and marketing in the combined company. Armstrong plans to invest in brand development, capacity, technology, and new products and systems to support the growth of wood flooring around the world," Lorch said. While a coordinated approach to marketing wood and vinyl products is envisioned, there are no plans to eliminate or change any brands or distribution systems.

Floyd Sherman, Chairman of Triangle Pacific, said, "We are very pleased to have entered into this agreement. For our shareholders, it offers excellent value and an attractive premium for their shares. For Triangle employees, customers and suppliers, it provides a strong future as part of the preeminent name in the flooring industry, under a management that has been squarely focused on how to make their company efficient, innovative and customer-driven."

Armstrong expects that the two recently announced acquisitions, Triangle Pacific and DLW, will be modestly dilutive to earnings in 1998, but accretive beginning in 1999. The company also expects to earn in excess of its cost of capital on both investments.

"We continue to transform Armstrong into a growth and results-oriented, financially strong and highly efficient manufacturer and marketer of name brands, offering around the globe the kinds of products and values that customers want," Lorch concluded. Upon completion of the two transactions, Armstrong will have total flooring sales of $2.1 billion, with about 57% in vinyl, 23% in hardwood, 14% in European carpet, and 6% in linoleum. Consolidated sales will be approximately $3.5 billion with about 60% in floor products.

In fiscal year 1997, Triangle Pacific had total revenues of $652.9 million. Headquartered in Dallas, Texas, it has a total of 5,400 employees. Flooring products accounted for $469.1 million of 1997 sales, and have grown at a compounded annual rate of 26% since 1991. Net income in 1997 of $31.8 million has grown at a compounded annual rate of 19% since 1994. Triangle Pacific manufactures all of its flooring products in the U.S. in 15 plants in 11 geographically diverse locations, except for its Coastal Woodlands branded products which are imported from Indonesia, Traffic Zone laminate products which are imported from Germany, and a very limited amount of teak parquet imported from Thailand. Imported products accounted for around 3% of total units sold in 1997.

Triangle Pacific's kitchen and bathroom cabinets are manufactured in approximately 100 different styles and colors and marketed under the Bruce and
IXL brand names.   The company operates four cabinet manufacturing plants
throughout the U.S. Sales in 1997 were $183.8 million, for a U.S. market share of approximately 3%.

J.P. Morgan acted as financial advisor for Armstrong and Salomon Smith Barney acted as financial advisor to Triangle Pacific in this transaction.

Armstrong World Industries is a global leader in the design, innovation and manufacture of interior finishing solutions, most notably floors and ceilings. It is also a world leader in the innovation and manufacture of pipe insulation, gasket material and textile machine parts. Based in Lancaster, PA, Armstrong has approximately 10,600 employees worldwide. In 1997 its net sales totaled $2.2 billion.

Note: Safe Harbor Statement under the Private Securities Litigation Reform Act
-----
of 1995:

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This press release contains forward-looking statements regarding Armstrong World
Industries, Inc.'s results and trends in its business. These statements are based largely on the company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the company's control. Such risks include the successful consummation of the tender offer, managements' ability to integrate the company's flooring operations with Triangle Pacific, the company's ability to achieve the anticipated economies of scale and profitability margins and employee satisfaction with the transactions, among others. These risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. We also refer to the company's filings with the Securities and Exchange Commission, which include descriptions of additional risks and uncertainties.

SOURCE Armstrong World Industries

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